October 18, 2018

Paul Scanlan
Chief Executive Officer
Legion M Entertainment, Inc.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

       Re: Legion M Entertainment, Inc.
           Amended Form 1-A filed August 31, 2018
           File No. 024-10877

Dear Mr. Scanlan:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2018 letter.

Amended Form 1-A filed October 4, 2018

General

1. We note your response to our prior comment 4 and your disclosure on page 38 that
      "[t]hese sections shall not apply to the extent that their application would violate any
      Federal law or regulation." Please specifically state whether these provisions apply to actions arising under the federal securities laws. Additionally if the exclusive forum provision in your subscription agreement does not apply to actions arising under the federal securities laws, please also ensure that the provision in your subscription agreement states this clearly.
 Paul Scanlan
Legion M Entertainment, Inc.
October 18, 2018
Page 2

      Please contact John Dana Brown at 202-551-3859 or Anne Parker, Assistant Director, at
202-551-3611 with any questions.



FirstName LastNamePaul Scanlan                           Sincerely,
Comapany NameLegion M Entertainment, Inc.
                                                         Division of
Corporation Finance
October 18, 2018 Page 2                                  Office of
Transportation and Leisure
FirstName LastName